UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Wealthbridge Acquisition Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G4887W110
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐ Rule 13d-1 (c)

☒	Rule 13d-1 (d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 7 Pages

CUSIP No. G4887W 110	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Oriental Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
1,497,000(1)
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,497,000(1)
	8	SHARED DISPOSITIVE POWER
-0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,497,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.07%
12	TYPE OF REPORTING PERSON*
FI

(1)	Does not include (a) 135,000 ordinary shares issuable upon exercise of 270,000 warrants owned by Oriental Holdings Limited or (b) 27,000 ordinary shares issuable upon conversion of rights owned by Oriental Holdings Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) February 5, 2019, and expires 5 years from February 5, 2019, or earlier upon redemption. The rights convert automatically upon the closing of a business combination.

CUSIP No. G4887W 110	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Jining Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER
1,497,000(1)
	6	SHARED VOTING POWER
-0-
	7	SOLE DISPOSITIVE POWER
1,497,000(1)
	8	SHARED DISPOSITIVE POWER
-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,497,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
20.07%
12	TYPE OF REPORTING PERSON*
IN

(1)	Consists of the ordinary shares owned by Oriental Holdings Limited. Does not include (a) 135,000 ordinary shares issuable upon exercise of 270,000 warrants owned by Oriental Holdings Limited or (b) 27,000 ordinary shares issuable upon conversion of rights owned by Oriental Holdings Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) February 5, 2019, and expires 5 years from February 5, 2019, or earlier upon redemption. The rights convert automatically upon the closing of a business combination

CUSIP No. G4887W 110	13G	Page 4 of 7 Pages

Item 1.

(a)	Name of Issuer: Wealthbridge Acquisition Limited

(b)	Address of Issuer’s Principal Executive Offices:

Flat A, 6/F, Block A, Tonnochy Towers, No. 272 Jaffe Road, Wanchai, Hong Kong

Item 2.

(a)	Name of Person Filing: Oriental Holdings Limited Jining Li

(b)	Address of Principal Business Office or if none, Residence:

c/o Wealthbridge Acquisition Limited

Flat A, 6/F, Block A, Tonnochy Towers, No. 272 Jaffe Road, Wanchai, Hong Kong

(c)	Citizenship: Oriental Holdings Limited – British Virgin Islands Jining Li – Hong Kong

(d)	Title of Class of Securities: Ordinary shares, no par value

(e)	CUSIP Number: G4887W 110

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Oriental Holdings Limited – 1,497,000 shares.

Jining Li – 1,497,000 shares. Consists of ordinary shares owned by Oriental Holdings Limited.

The foregoing does not include (a) 135,000 ordinary shares issuable upon exercise of 270,000 warrants owned by Oriental Holdings Limited or (b) 27,000 ordinary shares issuable upon conversion of rights owned by Oriental Holdings Limited. Each warrant is exercisable at a price of $11.50 per full share commencing on the later of (x) the completion of an initial business combination and (y) February 5, 2019, and expires 5 years from February 5, 2019, or earlier upon redemption. The rights convert automatically upon the closing of a business combination.

Jining Li has voting and dispositive power over the securities owned by Oriental Holdings Limited.

(b)	Percent of Class:

Oriental Holdings Limited – 20.07%

Jining Li – 20.07%

CUSIP No. G4887W 110	13G	Page 5 of 7 Pages

The foregoing percentages are based on 7,457,500 ordinary shares outstanding as of December 31, 2019.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Oriental Holdings Limited – 1,497,000 shares.

Jining Li – 1,497,000 shares.

(ii)	shared power to vote or to direct the vote:

Oriental Holdings Limited – 0 shares.

Jining Li – 0 shares.

(iii)	sole power to dispose or to direct the disposition of:

Oriental Holdings Limited – 1,497,000 shares.

Jining Li – 1,497,000 shares.

(iv)	shared power to dispose or to direct the disposition of:

Oriental Holdings Limited – 0 shares.

Jining Li – 0 shares.

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item	7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G4887W 110	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2020

ORIENTAL HOLDINGS LIMITED

By:	/s/ Jining Li
Name:	Jining Li
Title:	Director

/s/ Jining Li
Jining Li

CUSIP No. G4887W 110	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares, no par value, of Wealthbridge Acquisition Limited, a British Virgin Islands company, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2020.

ORIENTAL HOLDINGS LIMITED

By:	/s/ Jining Li
Name:	Jining Li
Title:	Director

/s/ Jining Li
Jining Li